October 26, 2011

VIA U.S. MAIL AND FACSIMILE

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

>   RE: MetLife Investors USA Insurance Company:
>   MetLife Investors USA Separate Account A
>   Post-effective Amendment No. 3 filed on Form N-4 and
>   Post-effective Amendment No. 4 filed on Form N-4
>   File Nos. 811-03365 and 333-158514

Dear Mr. Conner:

    The staff reviewed the above-referenced post-effective amendments received by the Commission, respectively, on September 13 and October 13, 2011. We have given the post-effective amendments a full review. Based on our review, we have the following comments. Page references in the comments below are to the page numbers of the marked courtesy copy of post-effective amendment no. 4 as compared to the May 1, 2011 registration statement for the same contract. Item references are to the Item numbers set forth in Form N-4 unless noted otherwise.

1.   **GENERAL**

    a.   Please disclose to the staff whether there are any types of guarantees with third parties or will the company be primarily responsible for paying out on any guarantees associated with the contract, or any support agreements.

    b.   Please explain to the staff the basis for referring to the living benefit as a "Lifetime" Withdrawal Guarantee even though owners are only guaranteed to receive lifetime payments if they wait until after age 59½ to make their first withdrawal.

PROSPECTUS

2.   Please be consistent when identifying which contract is being referred to, for

example, the front cover page refers to contracts "issued after _____, 2011" whereas the fourth paragraph under "Allocation of Purchase Payments" on page 13 refers to contracts "issued *on or* after _____, 2011." The comment also applies when referring to the prospectus or statement of additional information, for example, the second paragraph on page 2 of the prospectus

3.   Index of Special Terms (page 4)

Please confirm that all special terms have been defined in the text the first time they are used, and once defined in the text, appear thereafter in upper case/italics whenever they appear in the prospectus, for example, the index indicates that the definition of "contract year" appears on page 13, but then the term is defined again on page 32.

4.   Fee Tables and Examples (page 7)

a.   For the "Additional Rider Charges" portion of the fee table on page 8, please provide fees for the contract with the new version of the Lifetime Withdrawal Guarantee Rider ("New Contract") and for the contract with the old version ("Old Contract"), *i.e.*, it is not sufficient to provide footnote 3 and state that the rider charges for contracts issued prior to a certain date "are different."

b.   Similarly, please provide examples for the New and Old Contracts. In doing so, please note the variance in the minimum investment portfolio fees applicable depending on the contract.

5.   Termination for Low Account Value (page 13)

a.   Please revise the last sentence added to "Termination for Low Account Value" on page 13 to clarify that that there is only one living benefit rider and it is "automatically part of the contract at issue" (see footnote 2 on page 8).

b.   Please disclose any impact that termination for low account value will have on the living benefit rider.

6.   Investment Allocation Restrictions (page 14)

a.   Please revise the last sentence of the first paragraph to make it clear that the DCA is not available for New Contracts.

b.   Please be more precise as to what investment options are available depending on whether the New or Old Contract has been purchased both here and under "Investment Options" beginning on page 15.

For example, as briefly mentioned on the front cover page, please explain that under the New Contract, that you must not only select one of three Index Selector asset allocation models but also that models are made up of some or all six investment portfolios and identify them.

Similarly, please explain that under the Old Contract, there are only four investment options and clearly identify them in lieu of last paragraph under this sub-section.

7.   Investment Options (page 15)

a.   As touched upon in comment 6.b. above, at the beginning of the section, please include at least a brief narrative explanation of how each of the investment options is made available under New and Old Contracts, (*i.e.*, indirectly through an asset allocation model or directly) rather than relying on footnotes as provided on page 17.

b.   After the first paragraph under "Transfers – General" on page 17, please disclose and distinguish whether transfers can be made in a New Contract during the income phase as was provided in the last paragraph of the sub-section on page 17 for the Old Contracts.

c.   Please insert "below" in lieu of "above" in the parenthetical following the first sentence of the first paragraph under "Automatic Rebalancing Program" on page 20.

8.   Description of Index Selector (page 20)

a.   Please provide more details as to the composition of each of three models. It is insufficient to only state, for example, in the first sentence of the third paragraph that "you entire account value is divided among some or all of the six available investment portfolios (described below)."

Moreover, please note the absence of the description of the "six available investment portfolios (described below)" following the sub-section where the descriptions provided only relate to three of the four investment portfolios available only under the Old Contract.

b.   Please disclose how someone who has purchased the New Contract decides which model to select initially or at a later time. In doing so, please explain to the staff how that process comports with the applicable provisions of the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

c.   Please disclose whether a model's allocation percentages or its component portfolios may change over time and how that may impact someone who has already selected that model. Again, in doing so, please explain to the staff how those changes and their impact upon New Contract owners comports with the applicable provisions of the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

9.   Expenses (page 22)

        a.   Lifetime Withdrawal Guarantee –Rider Charge (page 23)

                i.   As described in the second paragraph, the current charges apply to the Total Guaranteed Withdrawal Amount "prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.

                     Therefore, please explain what charge is imposed and how it is calculated when the Annual Step-Up is taken into account as disclosed in the fourth paragraph.

                ii.   Please clarify the last sentence of the fourth paragraph under "Lifetime Withdrawal Guarantee –Rider Charge" on page 23, *i.e.*, it is unclear what charge if any would apply in lieu of a pro rata portion.

                iii.   The latter part of the fourth paragraph describing various events which terminate the rider and describe how the charge is then applied appears to correlate to the events under "Termination of the Lifetime Withdrawal Guarantee Rider" on page 35. Therefore, please include item (3) on page 35 in the expenses disclosure on page 23, and with respect to the termination events on page 35, the staff also suggest that the disclosure be consistent when providing the parenthetical indicating whether a pro rata (or full or no) charge applies to the various terminating events.

        b.   In the paragraph following the chart of withdrawal charges on page 24, please disclose if applicable whether an additional withdrawal charge is imposed on the amount of the withdrawal charge if it is deducted from the remaining account value.

        c.   Under "Reduction or Elimination of the Withdrawal Charge" on page 24, please also include a "General" sub-section to briefly describe the circumstances under which there may be a reduction or elimination of the charge as alluded to on page 4 of the statement of additional information (and as provided in other MetLife filings).

        d.   Under "Income Taxes" on page 25, please disclose under what circumstances the company would incur and be obligated to pay "income taxes."

10.   Annuity Payments (The Income Phase) (page 25)

Please disclose if applicable any differences with respect to the ability to elect fixed, variable or a combination or both as discussed under "Annuity Payments" depending on whether the Old or New Contract is annuitized.

11.   Living Benefit (page 30)

a.   At the end of "Total Guaranteed Withdrawal Amount" and "Remaining Guaranteed Withdrawal Amount," please add and highlight risk disclosure indicating the more harmful impact a proportional adjustment due to an Excess Withdrawal would have especially when the account value is less than the Remaining Guaranteed Withdrawal Amount.

b.   The second paragraph under "Description of the Lifetime Withdrawal Guarantee" on page 30, states that if you make the first withdrawal after age 59½, the "rider guarantees income, without annuitizing the contract, for your life." However, the first paragraph under "Annuity Date" on page 25 states the latest date that annuity payments "must begin." Please reconcile the disclosure cited on pages 30 and 25.

c.   Please better distinguish between the "Total Guaranteed Withdrawal Amount" and "Remaining Guaranteed Withdrawal Amount." Based on the second paragraph under "Description of the Lifetime Withdrawal Guarantee" on page 30, it would appear that the "Remaining Guaranteed Withdrawal Amount" would be a term specific to the rider if the first withdrawal is made before age 59 ½ such that the owner would only be entitled to the make withdrawals cumulatively equal to that amount.

For example, it is not clear why in the first sentence of the second to last paragraph preceding "It is important to note" on page 32 why "Remaining Guaranteed Withdrawal Amount" would not be used with or in lieu of "Total Guaranteed Withdrawal Amount" in the event the amount is "later recalculated."

d.   For clarity, rather than discuss the Annual Step-Up on page 33, please insert the disclosure after "5% Compounding Income Amount" on page 31 so that all means by which the "income base" can increase/decrease are discussed all together.

e.   In the paragraph immediately preceding "It is important to note" on page 32 and the fifth bullet point following the caption, please disclose what rate applies if the first withdrawal is taken before age 65.

      f.   In the first and second bullet point under "It is important to note" on page 32, please add and highlight risk disclosure indicating what happens if your account value goes to zero due to an Excess Withdrawal and also clarify what happens if you account value should go to zero due to market performance.

      g.   Please explain the basis for providing the disclosure regarding waiver of termination if the contract is assigned in the paragraph following item (8) on page 35.

12.   Please confirm the applicability of the "Puerto Rico Tax Considerations" subsection on page 43 especially in light of where company does business as stated under 'Company' on page 2 of statement of additional information.

13.   In the first sentence of the second paragraph under "Distributor" on page 44 and the first sentence under "Selling Firms" on page 45, please disclose whether the other selling firms are affiliated and/or unaffiliated.

If affiliated selling firms are involved, please identify them under "Selling Firms" and include a "Sales by Our Affiliates" subsection as was provided in previous filings.

14.   In Appendix C, please clarify when the 5% increase applies and insert "second" for "first" in the first sentence of the second paragraph under B. on page C-2.

In addition, in the fourth and fifth paragraphs under B. on page C-2, please clarify when the Total Guaranteed Withdrawal Amount is recalculated to reflect an increase resulting from the 5% Compounding Income Amount, *i.e.*, the first contract anniversary and second contract anniversary, respectively.

PART C

15.   Please resubmit exhibits applicable for the New Contract. As demonstrated by the following examples, it is not clear to the staff how the current exhibits reflect the rider provided in the Old and New Contract.

- What is the basis is for providing exhibit 24.b.4.XIV, which is the Form of Lifetime Guaranteed Withdrawal Benefit Rider "(for all contracts)" (emphasis added) when the Lifetime Guaranteed Withdrawal rider in the New Contract has added a 5% Compounding Income Amount not featured in the rider in the Old Contract.

- Exhibit 24.b.4.XVIII is the Form of Contract Schedule for the rider in the New Contract but it does not accurately reflect the "Lifetime GWB Fee Rate."

16.   Please provide appropriate representations and a response letter for this filing in the form of an EDGAR correspondence prior to its effective date.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products